November 5, 2008

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Judiciary Plaza

Washington, DC 20549-1004

Re:	Image Sensing Systems, Inc.

Registration Statement on Form S-1 (File No. 333-150852)

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Image Sensing Systems, Inc., a Minnesota corporation (the “Registrant”), hereby respectfully requests withdrawal of its Registration Statement on Form S-1 (File No. 333-150852), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on May 12, 2008.

In light of current market conditions, the Registrant has determined not to proceed at this time with the public offering contemplated by the Registration Statement. The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement, the Registrant did not print or distribute any preliminary prospectuses, and all activity regarding the proposed public offering has been discontinued. Accordingly, the Registrant requests that an order granting the withdrawal of the Registration Statement be issued by the Commission effective as of the date hereof or at the earliest practicable date hereafter.

The Registrant also requests that, in accordance with Rule 457(p) under the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that is filed with Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact Michele D. Vaillancourt at Winthrop & Weinstine, P.A., legal counsel to the Registrant, at (612) 604-6681.

Very truly yours,

Image Sensing Systems, Inc.

By	/s/ Gregory R. L. Smith
Gregory R. L. Smith
Its:	Chief Financial Officer